Legend International Holdings Announces IFFCO to Invest Additional $US12.5M via
                      Options Exercise 45 Days in Advance

    MELBOURNE, Australia--(BUSINESS WIRE)--Aug. 6, 2008--Legend International Holdings, Inc (OTCBB:LGDI) with phosphate projects in the State of Queensland, Australia, announces that the Indian Farmers Fertiliser Cooperative Limited ("IFFCO") have exercised 5,000,000 options in Legend at a strike price of $US 2.50 pursuant to the Share Options Agreement entered into on July 16, 2008.

    The options exercise will provide an additional $US12.5 million of gross funding for the Company ($US12.3 million net of transactional costs) and will increase IFFCO's stake in Legend from 6.78% to 8.84%. IFFCO still retains 25,000,000 options in Legend at strike prices from $US3.00 to $US4.00.

    Commenting on the Agreement, Mr. Joseph Gutnick stated, "IFFCO's decision to exercise the options 45 days early represents a significant vote of confidence in Legend's projects and direction."

    The proceeds of the options exercise will be used to advance the ongoing development of the Company's phosphate projects in the Georgina Basin in the Mt Isa region of Queensland.

    About Legend International Holdings Inc

    Legend International Holdings, Inc (OTCBB:LGDI) is a mining and agriculture resource development company. The Company is principally focused on developing its phosphate deposits in the Georgina Basin in Queensland, Australia. The Company's exploration licences include approximately 5.2 million acres in Queensland and the Northern Territory, Australia. For further information please visit our website at www.lgdi.net.

    About IFFCO

    IFFCO is India's largest fertilizer enterprise, a cooperative with over 50 million farmers associated with it, primarily engaged in production and marketing of nitrogenous and phosphate fertilizers in India. IFFCO has five fertilizer plants in India with a domestic annual capacity of producing 4.3 million tonnes of phosphatic fertilizers and 4.2 million tonnes of nitrogenous fertilizers. In addition to setting up the fertilizer manufacturing units in India, IFFCO has made strategic investments in several joint ventures in India and overseas. More details on IFFCO are available on its website www.iffco.nic.in.

    Forward-Looking Statements

    Forward-looking statements in this press release are made pursuant to the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, the risks of exploration and development stage projects, risks associated with environmental and other regulatory matters, mining risks and competition and the volatility of mineral prices. Actual results and timetables could vary significantly. Additional information about these and other factors that could affect the Company's business is set forth in the Company's fiscal 2008 Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

    CONTACT: Legend International Holdings Inc
             Mr. Joseph Gutnick, +011 613 8532 2866
             Chief Executive Officer
             Fax: +011 613 8532 2805
             josephg@axisc.com.au
             or
             New York Office
             General Manager Business
             Tel: 212-223-0018
             Fax: 212-223-1169
             legendinfo@axisc.com.au